UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

REPUBLIC SERVICES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

760759100

(CUSIP Number)

Laurie A. Smiley, Esq. Arian Colachis, Esq. 2365 Carillon Point Kirkland, WA 98033 (425) 889-7900

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 3, 2010

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  760759100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 55,404,169 (1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 55,404,169 (1)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 55,404,169 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.4%

14	Type of Reporting Person (See Instructions) OO

(1) All shares of Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

CUSIP No.  760759100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 55,404,169(1)

	8	Shared Voting Power 1,350,000(2)

	9	Sole Dispositive Power 55,404,169(1)

	10	Shared Dispositive Power 1,350,000(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,754,169 (1) (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.8%

14	Type of Reporting Person (See Instructions) IN

(1) All shares of Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

CUSIP No. 760759100
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bill & Melinda Gates Foundation Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 1,350,000 (1)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 1,350,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,350,000 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.4%

14	Type of Reporting Person (See Instructions) OO

(1) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

CUSIP No.  760759100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Melinda French Gates

2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 1,350,000(1)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 1,350,000(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,350,000(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.4%

14	Type of Reporting Person (See Instructions) IN

(1) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

EXPLANATORY STATEMENT

This Amendment No. 11 to Schedule 13D (“Amendment No. 11”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Republic Services, Inc. (the “Issuer”).  Amendment No. 11 is being filed jointly by Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation Trust (the “Trust”), William H. Gates III and Melinda French Gates (collectively, the “Reporting Persons”) to amend and supplement the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on July 21, 2008, as amended on August 1, 2008, August 18, 2008, September 22, 2008, December 16, 2008, January 15, 2009, January 29, 2009, February 9, 2009, February 23, 2009, March 3, 2009 and October 30, 2009, as set forth below.  Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose.

Item 4.                                     Purpose of Transaction

On November 2, 2010, the Board of Directors (the “Board”) of the Issuer approved, for purposes of Section 203 of the Delaware General Corporation Law, the purchase by one or both of Cascade or the Trust of up to 25% in the aggregate of the Issuer’s outstanding shares of Common Stock (“Outstanding Stock”).

As a condition to the approval, on November 3, 2010, Cascade, the Trust and the Issuer entered into a standstill agreement (the “Standstill Agreement”).  Under the Standstill Agreement, each of the Trust and Cascade agrees that, subject to certain exceptions, from November 3, 2010 until the Standstill Agreement is terminated (the “Standstill Period”), it shall not, and shall cause its current and future subsidiaries and Affiliates (as defined in the Standstill Agreement) (together “Prohibited Persons”) not to, directly or indirectly, without prior written approval of the Board:

(i)             acquire, propose or agree to acquire, by purchase or otherwise, shares of the Issuer’s Common Stock if such acquisition would result in the Prohibited Persons beneficially owning 25% or more of the then Outstanding Stock, except (A) by way of stock dividends or other distributions by the Issuer made available to holders of shares of the Issuer’s Common Stock generally or (B) pursuant to a “Permitted Acquisition Transaction” as defined in the Standstill Agreement;

(ii)          form or join any group with respect to shares of the Issuer’s Common Stock, other than a group, if any, consisting solely of the Reporting Persons and/or any of their subsidiaries;

(iii)       deposit any shares of the Issuer’s Common Stock in a voting trust or subject any shares of the Issuer’s Common Stock to any voting agreement or similar arrangement;

(iv)      become a participant in any solicitation of proxies or seek to influence any person with respect to the voting of any shares of the Issuer’s Common Stock, except in accordance with matters recommended by the Board; or

(v)         take any action, alone or in concert with any other person or group, to seek control of the Issuer or otherwise seek to circumvent the limitations of the Standstill Agreement.

The Standstill Agreement does not prevent the Prohibited Persons from voting any of the Issuer’s voting securities beneficially owned by them in any manner.

The Standstill Agreement will terminate immediately upon the earliest of:

(i)             written agreement by each of the parties;

(ii)          written notice by the Trust and Cascade to the Issuer, any time after a third party other than the Trust or Cascade or any of their respective subsidiaries or Affiliates commences a tender offer or exchange offer for at least 50% of the Outstanding Stock or enters into a definitive agreement with the Issuer contemplating the acquisition (by way of merger, tender offer, consolidation, business combination or otherwise) of at least 50% of the Outstanding Stock or all or any material portion of the consolidated assets of the Issuer;

(iii)       written notice by the Trust and Cascade to the Issuer, any time after Cascade and the Trust in the aggregate have acquired beneficial ownership of 15% or more of the Outstanding Stock but thereafter have disposed of such securities such that their aggregate beneficial ownership at such time is less than 15% of the then Outstanding Stock;

(iv)      November 3, 2013; or

(v)         February 9, 2011, if Cascade and the Trust are not as of such date the beneficial owners in the aggregate of 15% or more of the Outstanding Stock.

This description of the Standstill Agreement is qualified in its entirety by reference to the full text of the Standstill Agreement, a copy of which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

There can be no assurance as to when, over what period of time, or to what extent Cascade or the Trust may decide to increase their ownership interest in the Issuer.  The Reporting Persons reserve the right, subject to the terms of the Standstill Agreement, to take any and all actions permitted by applicable law that they may deem appropriate to maximize the value of their investments in light of their general investment policies, market conditions and subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

Item 6.                       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 3, 2010, Cascade and the Trust entered into the Standstill Agreement with the Issuer, which is described in Item 4 of this Amendment No. 11.  A copy of the Standstill Agreement is attached as Exhibit 99.1 hereto and incorporated herein by reference.  Except as set forth in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                                Material to be Filed as Exhibits

Exhibit 99.1           Standstill Agreement, dated November 3, 2010, by and between Cascade, the Trust and the Issuer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2010	CASCADE INVESTMENT, L.L.C.(1)

	By:	*
		Name:	Alan Heuberger
		Title:	Attorney-in-fact for Michael Larson, Business Manager(2)

BILL & MELINDA GATES FOUNDATION TRUST (1)

	By:	*
		Name:	Alan Heuberger(3)
		Title:	Attorney-in-fact for each of the Co- Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III(1)

	By:	*
		Name:	Alan Heuberger (3)(4)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES(1)

	By:	*
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact
	*By:	/s/Alan Heuberger
Alan Heuberger

(1)This Amendment No. 11 is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated July 21, 2008 and included with the signature page to the Reporting Persons’ Schedule 13D filed on July 21, 2008, SEC File No. 005-54333, and incorporated by reference herein.

(2) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.

(3) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees, filed as Exhibit 99.5 to Cascade’s Schedule 13D with respect to Grupo Televisa, S.A.B. on May 7, 2009, SEC File No. 005-60431, and incorporated by reference herein.

(4) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.